                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the quarter ended January 31, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                   Form 40-F
                  -----                                            -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                         No
            -----                                           -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

As of February 29, 2000, the number of MERANT's ordinary shares outstanding was 149,290,816.

                               TABLE OF CONTENTS*
                               -----------------

PART I  -  FINANCIAL INFORMATION                                           Page

Item 1    Financial statements                                               1

Item 2    Management's discussion and analysis of financial                  7
          condition and results of operations

Item 3    Quantitative and qualitative disclosures about market risk        18


PART II  -  OTHER INFORMATION

Item 1    Legal proceedings                                                 19

Item 2    Changes in securities and use of proceeds                         19

Item 3    Defaults upon senior securities                                   19

Item 4    Submission of matters to a vote of security holders               19

Item 5    Other information                                                 19

Item 6    Exhibits                                                          19


Signatures                                                                  20


*The item numbers in this Report of Foreign Issuer on Form 6-K correspond to those of Form 10-Q.

PART I - FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS

                  Condensed Consolidated Statements of Income
               (in thousands, except per share and per ADS data)
                                  (unaudited)

--------------------------------------------------------------------------------------------------------------------
                                             Three months        Three months        Nine months         Nine months
                                                ended               ended               ended               ended
                                              January 31,         January 31,        January 31,         January 31,
                                                 2000                1999                2000                1999
--------------------------------------------------------------------------------------------------------------------
Net revenue
     License fees                                 $44,224             $48,587           $133,292            $142,191
     Maintenance subscriptions                     28,450              25,363             80,469              75,074
     Training and consulting                       15,916              21,767             54,591              60,886
--------------------------------------------------------------------------------------------------------------------
Total net revenue                                  88,590              95,717            268,352             278,151
--------------------------------------------------------------------------------------------------------------------
Cost of revenue
     Cost of license fees                           2,212               4,269              7,040               9,973
     Cost of maintenance subscriptions              5,371               5,904             17,075              18,534
     Cost of service revenue                       14,165              17,725             43,812              51,558
--------------------------------------------------------------------------------------------------------------------
Total cost of revenue                              21,748              27,898             67,927              80,065
--------------------------------------------------------------------------------------------------------------------
Gross profit                                       66,842              67,819            200,425             198,086
--------------------------------------------------------------------------------------------------------------------
Operating expenses
     Research and development                      14,283              15,147             44,192              45,876
     Sales and marketing                           41,609              36,281            121,707             110,079
     General and administrative                     7,483               9,463             22,102              23,939
     One time charges                                   -                   -                  -              49,662
--------------------------------------------------------------------------------------------------------------------
Total operating expenses                           63,375              60,891            188,001             229,556
--------------------------------------------------------------------------------------------------------------------
Income (loss) before goodwill amortization          3,467               6,928             12,424             (31,470)
Goodwill amortization                               2,377                 824              5,101               2,332
--------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                       1,090               6,104              7,323             (33,802)
Interest income, net                                1,365               1,908              3,156               4,938
--------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                   2,455               8,012             10,479             (28,864)
Income taxes                                         (883)             (2,800)            (3,772)               (998)
--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  $1,572              $5,212             $6,707            ($29,862)
--------------------------------------------------------------------------------------------------------------------
Net income (loss) per share: basic                  $0.01               $0.04              $0.05              ($0.21)
Net income (loss) per ADS: basic                    $0.05               $0.18              $0.23              ($1.04)
--------------------------------------------------------------------------------------------------------------------
Shares used in computing basic net income         146,466             143,669            144,826             143,310
  (loss) per share
Shares used in computing basic net income          29,293              28,734             28,965              28,662
  (loss) per ADS
--------------------------------------------------------------------------------------------------------------------
Net income (loss) per share: diluted                $0.01               $0.04              $0.05              ($0.21)
Net income (loss) per ADS: diluted                  $0.05               $0.18              $0.22              ($1.04)
--------------------------------------------------------------------------------------------------------------------
Shares used in computing diluted net income       156,888             143,726            152,016             143,310
  (loss) per share
Shares used in computing diluted net income        31,378              28,745             30,403              28,662
  (loss) per ADS
--------------------------------------------------------------------------------------------------------------------

Note:  Each American Depositary Share, or ADS, represents five ordinary shares.

The accompanying notes are an integral part of these condensed consolidated financial statements.

                     Condensed Consolidated Balance Sheets
                                 (in thousands)


--------------------------------------------------------------------------------
                                                  January 31,         April 30,
                                                        2000              1999
                                                  (unaudited)         (audited)
--------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                       $84,933           $86,580
     Short-term investments                           17,976            34,804
     Accounts receivable, net                         93,466           111,317
     Prepaid expenses and other assets                11,022            13,485
--------------------------------------------------------------------------------
Total current assets                                 207,397           246,186
--------------------------------------------------------------------------------
Fixed assets:
     Property, plant and equipment, net               50,012            46,090
     Goodwill, net                                    44,135            10,239
     Software product assets, net                     13,587            17,007
     Other assets                                      2,529             3,560
--------------------------------------------------------------------------------
Total assets                                        $317,660          $323,082
--------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
     Borrowings                                       $1,412            $2,716
     Accounts payable                                  9,188            12,150
     Accrued employee compensation                    15,218            24,352
     Income taxes payable                              9,745            18,325
     Deferred revenue                                 61,955            69,155
     Other current liabilities                        30,508            29,869
--------------------------------------------------------------------------------
Total current liabilities                            128,026           156,567
Deferred income taxes                                 16,498            14,304
--------------------------------------------------------------------------------
Total liabilities                                   $144,524           170,871
--------------------------------------------------------------------------------
Shareholders' equity:
     Ordinary shares                                   4,846             4,691
     Additional paid-in capital and other reserves   168,254           154,868
     Treasury stock                                   (7,179)           (7,552)
     Retained earnings                                15,557             8,850
     Accumulated other comprehensive loss             (8,342)           (8,646)
--------------------------------------------------------------------------------
Total shareholders' equity                          $173,136           152,211
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity          $317,660          $323,082
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed consolidated financial statements.

                Condensed Consolidated Statements of Cash Flows
                                 (in thousands)
                                  (unaudited)

--------------------------------------------------------------------------------
                                                  Nine months        Nine months
                                                      ended             ended
                                                  January 31,        January 31,
                                                       2000              1999
--------------------------------------------------------------------------------
Operating activities
     Net income (loss)                                $6,707           ($29,862)
     Adjustments to reconcile net income
     (loss) to cash provided by operations:
          Depreciation of fixed assets                 8,324              8,336
          Amortization of software product assets     15,454             12,158
           and other intangibles
          Loss on disposals of fixed assets                -              5,391
          Deferred income taxes                        2,321                656
          Changes in operating assets and liabilities (7,384)            11,005
      Other items                                        807
--------------------------------------------------------------------------------
Net cash provided by operating activities             26,229              7,684
--------------------------------------------------------------------------------
Investing activities
     Purchases of property, plant & equipment        (12,247)            (5,824)
     Software product assets and other intangibles    (6,933)            (6,037)
     Acquisition of subsidiaries, net of cash        (38,459)            (7,082)
     balances acquired
     Sale of short-term securities                    16,828              4,141
     Other items                                         827                (13)
--------------------------------------------------------------------------------
Net cash used by investing activities                (39,984)           (14,815)
--------------------------------------------------------------------------------
Financing activities
     Issuance of ordinary shares, net of expenses     13,541              4,844
     Own shares                                          373                335
     Repayment of borrowings                          (1,196)            (2,480)
--------------------------------------------------------------------------------
Net cash provided by financing activities             12,718              2,699
--------------------------------------------------------------------------------
Effect of exchange rate changes on cash                 (610)               561
--------------------------------------------------------------------------------
(Decrease) in cash                                    (1,647)            (3,871)
Cash at beginning of period                           86,580             86,459
--------------------------------------------------------------------------------
Cash at end of period                                 84,933            $82,588
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed consolidated financial statements.

                   Notes to Consolidated Financial Statements
                                   (unaudited)

1.   Basis of Presentation

     MERANT plc is a United Kingdom corporation and is registered in England and Wales. This submission on Form 6-K is furnished on a voluntary basis, because MERANT is not required to report quarterly financial information to the SEC as a foreign private issuer.

     These  condensed  consolidated  financial  statements  are  stated  in U.S.
dollars and are prepared under U.S.  generally  accepted  accounting  principles
(GAAP) for interim financial information. They have been prepared in accordance with SEC instructions and should be read in conjunction with:

     * the audited consolidated financial statements and notes for the year ended April 30, 1999, included in the Annual Report on Form 20-F submitted to the SEC on November 1, 1999, and

     * the condensed consolidated financial statements and notes for the quarters ended July 31, 1999 and October 31, 1999, included in the quarterly reports on Form 6-K submitted to the SEC on December 16 and 17, 1999, respectively.

     The financial information at January 31, 2000 and for the three-month and nine-month periods ended January 31, 2000 and 1999 is unaudited, but includes all normal, recurring adjustments which are, in management's opinion, necessary for a fair presentation of our results for the interim periods presented. The year-end balance sheet at April 30, 1999 has been derived from the audited balance sheet as of April 30, 1999, but does not include all disclosures required by U.S. GAAP. Other information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, as permitted by SEC regulations. MERANT believes that the disclosures are adequate to ensure that the information presented is not misleading.

     Results for the three-month and nine-month periods ended January 31, 2000 are not necessarily indicative of results that may be expected for the fiscal year ended April 30, 2000 or any future interim or full-year period.

     The financial information contained in this quarterly report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act 1985. The figures for the year ended April 30, 1999 are based on the audited financial statements which have been filed with the U.K. Registrar of Companies. The auditors' reports on both the U.S. and U.K. financial statements for that year were unqualified.

     Effective the first quarter of fiscal 2000, we made two presentational changes to our Income Statement. Revenue is analyzed between license fees, maintenance subscriptions, and training and consulting. These new descriptions have replaced the previous descriptions of product revenue, maintenance revenue and service revenue, respectively, and do not represent any changes to the actual numbers presented. Also, the presentation of operating costs was amended to separately identify amortization of goodwill, which previously had been included in general and administrative costs. Prior year data has been restated to conform to the revised presentation. None of these presentational changes affects net income (loss).

2.   Business combinations

     During the quarter, MERANT completed the acquisition of EnterpriseLink Technology Corporation, a privately-held supplier of enterprise extension software based in Campbell, California. The total cash consideration payable for this transaction is up to approximately $22 million. MERANT also assumed EnterpriseLink stock options outstanding as of the closing which converted into stock options to acquire up to approximately 516,500 MERANT ordinary shares.

     MERANT also acquired Trillium Software Corporation, a privately-held supplier of change management software based in Eden Prairie, Minnesota, and Northern Software Partners AS, MERANT's distributor for the Nordic region, based in Oslo, Norway. The cash consideration payable in connection with these two acquisitions is not material to the MERANT group taken as a whole.

     These three transactions will be accounted for using the purchase method of accounting.

3.   Earnings per share

     The following table discloses the numerators and denominators used in the computation of net income (loss) per ordinary share and net income (loss) per ADS equivalent. Each ADS represents five ordinary shares.

-------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                         Three months        Three months        Nine months         Nine months
                                                          ended               ended               ended               ended
                                                        January 31,         January 31,        January 31,         January  31,
                                                           2000                1999                2000                1999
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share:
Numerator for basic and diluted net income (loss) per share:
     Net income (loss)                                      $1,572              $5,212             $6,707             ($29,862)
Denominator for basic net income (loss) per share:
     Weighted average shares outstanding                   146,466             143,669            144,826              143,310
     Dilutive share options                                 10,422                  57              7,190                    -
Denominator for diluted net income (loss) per share:       156,888             143,726            152,016              143,310
-------------------------------------------------------------------------------------------------------------------------------
Net  income (loss) per ADS:
Numerator for basic and diluted net income (loss) per ADS:
     Net income (loss)                                      $1,572              $5,212             $6,707             ($29,862)
Denominator for basic net income (loss) per ADS:
     Weighted average ADS equivalents outstanding           29,293              28,734             28,965               28,662
     Dilutive share options                                  2,085                  11              1,438                    -
Denominator for diluted net income (loss) per ADS:          31,378              28,745             30,403               28,662
-------------------------------------------------------------------------------------------------------------------------------


4.   Comprehensive Income (loss)

     MERANT's total comprehensive income (loss) was as follows:

----------------------------------------------------------------------------------------------------------
(in thousands)                     Three months        Three months        Nine months         Nine months
                                      ended               ended               ended               ended
                                    January 31,         January 31,        January 31,         January 31,
                                       2000                1999                2000                1999
----------------------------------------------------------------------------------------------------------
Net income (loss)                       $1,572              $5,212             $6,707            ($29,862)
Currency translation adjustment         (3,882)                852                 75               4,738
Unrealised loss on available-for-sale        -                   -                229                   -
securities, net of tax
----------------------------------------------------------------------------------------------------------
Comprehensive income (loss)            ($2,310)             $6,064             $7,011            ($25,124)



5.   Segments

     MERANT operates in four solution areas. There have been no differences since MERANT's last annual report in the basis of measuring solution area profit or loss, nor have there been any material changes in the amount of assets for any solution area. Revenue and operating income (loss) for each solution area is as shown below.

--------------------------------------------------------------------------------------------------------------------
                                             Three months        Three months        Nine months         Nine months
                                                ended               ended               ended               ended
                                              January 31,         January 31,        January 31,         January 31,
                                                 2000                1999                2000                1999
--------------------------------------------------------------------------------------------------------------------
Net revenue
Application Creation and Transformation          $40,156             $47,048           $119,068            $138,343
Application Development Management                30,611              28,609             90,041              80,913
Enterprise Data Connectivity                      10,371               9,960             32,098              31,390
Enterprise Consulting Solutions                    7,452               9,768             27,145              25,693
Discontinued                                           -                 332                  -               1,812
--------------------------------------------------------------------------------------------------------------------
                                                 $88,590             $95,717           $268,352            $278,151
--------------------------------------------------------------------------------------------------------------------
Income (loss) from operations
Application Creation and Transformation          $10,440             $10,510            $26,667             $30,991
Application Development Management                 6,996               7,077             21,810              13,332
Enterprise Data Connectivity                       2,007               1,802              6,120               5,400
Enterprise Consulting Solutions                     (904)              3,227              1,326               2,176
Discontinued                                           -                 332                                    898
--------------------------------------------------------------------------------------------------------------------
                                                 $18,539             $22,948            $55,923             $52,797
--------------------------------------------------------------------------------------------------------------------

     The following table reconciles the combined income from operations of the reported solution areas to income (loss) before income taxes:


--------------------------------------------------------------------------------------------------------------------
                                             Three months        Three months        Nine months         Nine months
                                                ended               ended               ended               ended
                                              January 31,         January 31,        January 31,         January 31,
                                                 2000                1999                2000                1999
--------------------------------------------------------------------------------------------------------------------
Solution area income from operations             $18,539             $22,948            $55,923             $52,797
Corporate non-allocated costs                    (17,449)            (16,844)           (48,600)            (36,937)
Non-recurring charges                                  -                   -                  -             (49,662)
Interest income, net                               1,365               1,908              3,156               4,938
--------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                 $2,455              $8,012            $10,479            ($28,864)
--------------------------------------------------------------------------------------------------------------------

6.   Contingent liability

     In December 1998 and January 1999, seven class action securities complaints were filed in the U.S. District Court for the Southern District of New York against MERANT and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated complaint, which was filed on June 9, 1999. The lead plaintiffs seek to have the matter certified as a class action of purchasers of the ADSs of MERANT during the period from June 17, 1998 to November 12, 1998, including the former shareholders of INTERSOLV who acquired ADSs in connection with the merger involving the two companies. The consolidated complaint alleges various violations of the federal securities laws and seeks unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning MERANT's business condition and prospects.

     In June 1999, MERANT filed a motion to transfer the matter to the Northern District of California, and the Court granted MERANT's motion in November 1999. The action was transferred in December 1999 to the Northern District of California. MERANT intends to move to dismiss the action at the appropriate time and to defend all of its litigation vigorously. However, due to the inherent uncertainties of litigation, MERANT cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of litigation could have an adverse impact on MERANT's business, financial condition and results of operations.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion should be read in conjunction with:

     * the condensed consolidated financial statements and notes included in this Part I;

     * the audited consolidated financial statements in U.S. format for the fiscal year ended April 30, 1999, included in the Annual Report on Form 20-F submitted to the SEC on November 1, 1999; and

     * the condensed consolidated financial statements and notes for the quarters ended July 31, 1999 and October 31, 1999 included in the quarterly report on Form 6-K submitted to the SEC on December 16 and 17, 1999, respectively.

RESULTS OF OPERATIONS

Revenue - Third fiscal quarter

     Total net revenue for the third quarter of fiscal 2000 was $88.6 million, a decrease of 7% relative to the third quarter of fiscal 1999. The decline in net revenue was the result of lower demand for our Year 2000 products and services. Excluding revenue from Year 2000 products and services, total net revenue increased by 4% over the comparable prior year period. Revenues from Year 2000 products and services represented 5% of total revenue for the third quarter of fiscal 2000, down from 16% in the comparable prior year quarter.

     Revenue by solution area: Our Application Development Management (ADM) and Enterprise Data Connectivity (EDC) solution areas reported growth for the third quarter of fiscal 2000 relative to the same quarter of fiscal 1999. Our
Application Creation and Transformation (ACT) and Enterprise Consulting Solutions (ECS) solution areas declined, reflecting the decrease in demand for Year 2000 products and services.

     Revenue by geography: North American revenue for the third quarter of fiscal 2000 decreased by 5% relative to that of the prior fiscal year. International revenue for the current quarter decreased by 11% relative to the comparable prior year period. This decline in both geographies is mainly attributable to decreases in revenue for our ACT and ECS solution areas caused by lower demand for Year 2000 products and services.

     Revenue by product type: License fee revenue for the third quarter of fiscal 2000 decreased by 9% relative to the comparable prior year period. Excluding the decline in Year 2000 product and service revenue, license fee revenue increased 1% over last year's third quarter. Maintenance subscriptions for the third quarter of fiscal 2000 increased 12% relative to the comparable prior year period. Training and consulting revenue declined by 27% from the third quarter of fiscal 1999, primarily as a result of a decrease in revenue generated for Year 2000 services.

Revenue - First nine months

     Total net revenue for the first nine months of fiscal 2000 was $268.4 million, a decrease of 4% compared to the first nine months of fiscal 1999. Excluding net revenue from Year 2000 products and services, total net revenue for the first nine months of fiscal 2000 increased 6% compared to the first nine months of fiscal 1999. Year 2000 products and services represented 8% of total net revenue, down from 16% for the first nine months of the prior fiscal year.

     Revenue by solution area: Our ADM, EDC and ECS solution areas each reported revenue increases in the first nine months of fiscal 2000. Our ACT solution area recorded a decline of 14%, which was principally attributable to the decline in revenue generated by our Year 2000 products and services.

     Revenue by geography: North American net revenue for the first nine months of fiscal 2000 was 6% lower than the comparable prior year period and accounted for 58% of MERANT's total net revenue, compared to 59% of total net revenue in the first nine months of the prior fiscal year. The decline in North America revenue is mainly attributable to lower revenues from our Year 2000 product offerings. International revenue was substantially unchanged from the prior year period.

     Revenue by product type: License fee revenue was 6% lower than in the first nine months of fiscal 1999. Maintenance subscriptions increased 7%, and training and consulting revenue was 10% lower. The decrease in license fee and consulting revenue is the result of decreased demand for Year 2000 products and services.

     There can be no assurance that the market for MERANT's products and services will continue to grow as it has in the past, or that MERANT will be able to increase or maintain its share of that market in the future or achieve its own historical rates of revenue growth.

Gross Profit

     For the third quarter of fiscal 2000, gross profit increased to 75% of total net revenue, compared to 71% reported in the comparable quarter of fiscal 1999. Through the first nine months of fiscal 2000, MERANT's gross profit margin was 75% compared with 71% for the first nine months of fiscal 1999. Margins improved as a result of improved consulting margins combined with other savings realized from our merger consolidation program.

     Our gross profit margin can be affected by a number of factors, including changes in product or distribution channel mix, the mix of product and service revenue, and competitive pressures on pricing. Gross margin also is dependent on discounts selectively provided to customers in competitive sales situations. In addition, gross margin may decline if we expand our consulting organization and are unable to deploy the increased capacity to revenue generating projects. As a result of the above factors, gross margin may be difficult to predict, and may fluctuate from current levels in future periods.

Operating Expenses

     Research and development expenses for the third quarter of fiscal 2000 were 6% lower than those reported in the third quarter of fiscal 1999 and represented 16% of total net revenue compared to 17% in the prior year's third quarter. For the first nine months of fiscal 2000, research and development expenses were 4% lower than those recorded in the first nine months of fiscal 1999. The decrease in expenditure relative to the comparable prior year period was due to savings made from the INTERSOLV merger and negligible growth in compensation expenses and overhead. We believe that ongoing development of new products and features is required to maintain and enhance our competitive position. Accordingly, while we intend to continue to control expenses where possible, we anticipate that research and development expenses will increase over time, and may not be directly related to the level of revenue realized in future quarters.

     Sales and marketing expenses for the quarter ended January 31, 2000 were 15% higher than the third quarter of fiscal 1999. For the first nine months of the current year, sales and marketing expenses were 11% higher than the comparable prior year period, and represented 45% of total net revenue, compared to 40% one year ago. The increase in sales and marketing expenses reflected sales force expansion, higher commissions, and higher advertising and marketing expenses, and increases in sales and marketing expenses were primarily focused on MERANT's e-business solutions. We believe that continued investment in sales, marketing, customer support and promotional activities is essential to maintaining our competitive position. In addition, we are expanding our sales and support staffs. Accordingly, we anticipate that sales and marketing expenses will be higher in future periods, although higher sales and marketing expenses may not be directly related to the level of revenue realized in future quarters.

     General and administrative expenses for the quarter ended January 31, 2000 were 21% lower than the third quarter of fiscal 1999. For the first nine months of the current fiscal year, general and administrative expenses were 8% lower than the comparable prior year period, and represented 8% of total net revenue, compared to 9% for the comparable prior year period. This decline reflects cost savings which we have realized as a result of our merger consolidation program. There can be no assurance that general and administrative costs will continue to decline in future quarters.

     Charges for the amortization of goodwill for the quarter ended January 31, 2000 were $2.4 million compared to $0.8 million in the third quarter of 1999, an increase of 188%. For the first nine months of the current fiscal year, goodwill amortization charges were $5.1 million compared to $2.3 million, an increase of 118%, and represented 2% of total net revenue, compared to 1% for the comparable prior year period. The current charge for amortization includes appropriate provisions against the goodwill that arose on the acquisitions made during the current fiscal quarter. Amortization charges are expected to rise in the fourth quarter as a result of those acquisitions.

Income

     Pre-tax income in the third quarter of fiscal 2000 was $2.5 million, compared to $8.0 million in the third quarter of fiscal 1999. Income in the third quarter of fiscal 2000 was adversely impacted by the delay in closing anticipated sales transactions by the end of the quarter. MERANT's tax rate for the first nine months of fiscal 2000 was 36%. In the first nine months of the prior fiscal year, the tax rate was -3%, a rate significantly distorted by the inclusion of the non-recurring merger costs booked in the second quarter. Excluding those non-recurring charges, the tax rate in the comparable prior year period was 35%. The income tax expense is based on our estimate of the effective tax rate for the full fiscal year.

     Net income in the third quarter of fiscal 2000 (excluding goodwill amortization and one-time charges) was $3.9 million, compared to $6.0 million in the third quarter of the prior year. For the first nine months of fiscal 2000, net income (excluding goodwill amortization and one time charges) was $11.8 million, compared to $15.9 million in the first nine months of fiscal 1999.

     Net income (including goodwill amortization and one-time charges) was $1.6 million in the third quarter of fiscal 2000, compared to $5.2 million in the third quarter of the prior year. Diluted earnings per ordinary share were $0.01 for the third quarter of fiscal 2000, compared to $0.04 in the comparable prior year quarter, and diluted earnings per ADS were $0.05 compared to $0.18 in the prior year quarter. For the first nine months of fiscal 2000, net income was $6.7 million, compared to a net loss of $29.9 million in the first nine months of fiscal 1999. Diluted earnings per ordinary share were $0.04, compared to a loss of $0.21 in the first nine months of fiscal 1999, and diluted earnings per ADS were $0.22 compared with a loss per ADS of $1.04, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     At January 31, 2000, cash, cash equivalents and short-term investments totaled $102.9 million, compared to $121.4 million at April 30, 1999, a decrease of $18.5 million. This compares to an increase of $0.3 million in the first nine months of the prior fiscal year.

     In the current nine-month period, cash of $26.2 million was generated from operating activities. Approximately $38.5 million of cash was used for the acquisitions of The Marathon Group, EnterpriseLink, Trillium and NSP in the first nine months of the current fiscal year. Investment in property, plant and equipment totaled $12.2 million in the first nine months of fiscal 2000, compared to $5.8 million in the first nine months of fiscal 1999. We also invested $6.9 million in capitalized software in the first nine months of fiscal 2000, compared to $6.0 million in the first nine months of fiscal 1999.

     Financing activities in the first nine months of fiscal 2000 produced cash of $12.7 million, compared to $2.7 million in the first nine months of the prior fiscal year. Funds received from the exercise of employee share options contributed $13.5 million in the first nine months of the current fiscal year.

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

     MERANT has a line of credit under which unsecured financing of up to $8.0 million is available until January 2001. At January 31, 2000, borrowings totaling $1.4 million were outstanding against this line of credit, compared to $1.5 million at the beginning of the third fiscal quarter.

     MERANT believes that existing balances of cash, cash equivalents and short-term investments in combination with its available bank line of credit and leasing facilities will be sufficient to meet its operating cash requirements.

YEAR 2000 CONSIDERATIONS

     The Year 2000 problem is the result of the widespread practice since the early days of computing of using only two digits to refer to a year (such as "98" for "1998") instead of four digits in computer systems. For example, when the computer system refers to dates after December 31, 1999, computer systems will interpret the two digits "00" as "1900" as opposed to "2000". Failure to address this problem could cause results ranging from system failures to erroneous calculations in date-dependent operations for dates falling after December 31, 1999. MERANT has instituted various projects to become Year 2000 ready. "Year 2000 ready" as used in this report means that the performance or functionality of our internal systems will not be significantly affected by the dates prior to, during and after the Year 2000.

State of Readiness

     MERANT developed and implemented an enterprise-wide plan to analyze and address potential Year 2000 issues affecting its internal systems, its interaction with third party vendors and suppliers, and its products and services.

     We established a Year 2000 Project Team to implement a comprehensive Year 2000 readiness plan addressing the Year 2000 readiness of our internal systems. This plan consisted of four phases (inventory, analysis, remediation and validation), and covered:

     * IT systems (desktop, laptop, servers, routers, hubs, switches, remote access systems, operating systems, software and critical business systems)
     * non-IT embedded systems (telephone, voice messaging, teleconferencing, data services and equipment, fax, copiers and similar equipment)
     * facilities (elevators, security systems, card access systems and similar systems)
     *    our vendors and suppliers

     As of September 30, 1999, we completed the four phases of the plan in all material respects with respect to our material internal systems, although we will need to continue to address internal Year 2000 readiness issues on an ongoing basis with respect to newly-acquired systems and suppliers, regularly-scheduled system updates and upgrades, and internal operations. As part of the inventory phase, we sought confirmation from our material suppliers on the current Year 2000 readiness of their systems and/or their intended time schedule for achieving Year 2000 readiness. We also completed contingency and disaster recovery plans and prepared a detailed action plan for our crossover into the new millennium.

     Each of MERANT's product business units completed a Year 2000 assessment of its currently offered software products. In preparing for the Year 2000 date change, MERANT has adopted the Year 2000 compliance standard published by the British Standards Institute - BSI DISC PD2000-1 "A Definition of Year 2000 Conformity Requirements." As a result of this assessment, virtually all of the current versions of our offered products are Year 2000 compliant. Because Year 2000 compliance is generally integrated into our normal product development activities, we have not incurred and do not expect to incur any significant incremental expenses in addressing this issue in our product lines. We believe that a small number of customers who receive product support from us are operating product versions that may not be Year 2000 compliant or products that we have replaced or intend to replace with comparable Year 2000 compliant products. We believe that the vast majority of customers are migrating and will continue to migrate to compliant versions and products through new releases, which we have strongly encouraged. Former customers may be operating non-compliant versions of products in respect of which our agreed-upon product support and warranty periods have expired. We have not undertaken, and do not plan to undertake in the future, an assessment of whether these former customers are taking appropriate steps to address any related Year 2000 issues.

     MERANT does not expect customers who license or migrate to Year 2000 compliant versions of its products to experience any material Year 2000 failures caused by those products, and we are not aware that any have taken place to date. We believe that our licenses and other agreements contain customary and appropriate limitations on our obligations with respect to any Year 2000 failures that may be caused by our current or former products. However, there can be no assurance that our expectations and beliefs as to these matters will prove to be accurate. Moreover, our products are used in IT systems containing third-party hardware and software, some of which may not be Year 2000 compliant. Many of our customers use legacy computer systems that are expected to be particularly susceptible to Year 2000 compliance issues. Various commentators have predicted that a significant amount of litigation may arise out of Year 2000 compliance issues. While we have not been subject to any Year 2000 product claims or lawsuits to date, there can be no assurance that customers or former customers will not bring claims or lawsuits against us seeking compensation for losses associated with Year 2000-related failures. A material adverse outcome in a Year 2000 claim or lawsuit could have a material adverse effect on our business, financial condition and results of operations.

     A small number of the products we sell are licensed from third parties. Although the current versions of these products have generally been warranted to us as being Year 2000 compliant, they have generally not been subjected to the same extensive testing as those products which we have developed or acquired. To date MERANT has not experienced any material Year 2000 failures caused by these third party products.

     MERANT has designated its website as our "Year 2000 Internet Website" under the terms of the Year 2000 Information and Readiness Disclosure Act (S.2392). The information provided on past and present pages on this website regarding the Year 2000 compliance of our products has been designated as "Year 2000 Readiness Disclosures." The pages on this website have been and will continue to be our primary means for communicating to customers regarding the Year 2000 compliance of our products.

Demand for Year 2000 Remediation Products and Services

     We anticipate that demand in the Year 2000 product and service market will continue to decline, perhaps rapidly, shortly following the Year 2000. The demand for our Year 2000 products and services has declined in each of the last six quarters, and for our first, second and third quarters of this fiscal year, Year 2000 product and services represented only 10%, 8% and 5% of total net revenue, respectively.

Costs and Risks Associated with Year 2000 Issues; Contingency Plans

     MERANT has not incurred, and does not expect to incur, material operating expenses or be required to invest heavily in internal system improvements as a result of Year 2000 readiness issues. In addition, we have not incurred and do not currently expect to incur any significant incremental expenses in addressing this issue in our product and services. We do not expect total expenditures related to the Year 2000 readiness of our internal systems, excluding personnel costs of existing staff, to be material. However, there can be no assurance that we will not experience significant additional expenses for unforeseen Year 2000 issues, including those out of our reasonable control.

     Although we believe that our Year 2000 readiness efforts have been designed to appropriately identify and address those Year 2000 issues that are within our control, there can be no assurance that our efforts have been fully effective or that Year 2000 issues will not have a material adverse effect on our business,

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

financial condition or results of operations. The novelty and complexity of the issues presented and our dependence on the preparedness of third parties are among the factors that could cause our efforts to be less than fully effective. Moreover, Year 2000 issues present many risks that are simply beyond our control, such as the potential effects of Year 2000 issues on the economy in general and on our business partners and customers in particular. We intend to continue to evaluate both existing and newly identified Year 2000 risks and to develop and implement such further responsive measures as we deem appropriate.

EURO CONSIDERATIONS

     Effective January 1, 1999, eleven of the fifteen member countries of the European Union adopted the euro as their legal currency. On that date, the participating countries established fixed euro conversion rates between their existing sovereign currencies and the euro. The euro now trades on currency exchanges and is available for non-cash transactions. As of May 1, 1999, MERANT's internal systems have the ability to price and invoice customers in the euro. We are also engaging in foreign exchange and hedging activities in the euro. We will continue to modify the internal systems that will be affected by this conversion during fiscal 2000, and do not expect the costs of further system modifications to be material. There can be no assurance, however, that we will be able to complete such modifications to comply with euro requirements, which could have a material adverse effect on our business, financial condition and results of operations. We will continue to evaluate the impact of the euro's introduction on our foreign exchange and hedging activities, functional currency designations and pricing strategies in the new economic environment. In addition, we face risks to the extent that banks, vendors and suppliers upon whom we rely are unable to make appropriate modifications to support our operations with respect to euro transactions. While we will continue to evaluate the impact of the euro, management does not believe its introduction will have a material adverse effect upon our business, financial condition or results of operations.

FACTORS THAT MAY INFLUENCE FUTURE OPERATING RESULTS

     MERANT operates in a rapidly changing environment that involves a number of risks, some of which are beyond our control. This section of the discussion highlights some of these risks and their possible impact on future results of operations.

     The factors discussed below as well as statements made elsewhere in this quarterly report contain forward-looking statements that are based on the beliefs of MERANT's management, as well as assumptions made by, and information currently available to it. Our actual results, performance or achievements in fiscal 2000 and beyond could differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to material differences include, but are not limited to, those discussed in this section and elsewhere in this quarterly report. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this quarterly report that may reflect events or circumstances occurring after the date of this quarterly report. For more information on forward-looking statements, see "Forward-Looking Statements" below in this Part I, Item 2.

MERANT's operating results may fluctuate, and any fluctuations could adversely affect the price of MERANT securities

     Our future operating results are subject to quarterly and annual fluctuations. If we fail to meet the expectations of securities analysts and investors as a result of any future fluctuations in our quarterly operating results, the market price of MERANT securities would likely decrease. We expect that our results may fluctuate in the future due to a variety of factors, including:

     *    demand for our products,
     *    the size and timing of customer orders and the lengthy sales cycle,
     *    product life cycles,
     * our ability to introduce and market new and enhanced versions of our products on a timely basis,
     *    the   introduction   and   acceptance  of  new  products  and  product
          enhancements by us or by our competitors,
     * customer order deferrals in anticipation of new or enhanced products or technologies,

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

     * the timing of product introductions or enhancements by us or by our competitors,
     *    technological changes in the software industry,
     * changes in the mix of distribution channels through which our products are offered,
     * purchasing patterns of distributors and retailers, including customer budgeting cycles,
     *    the quality of products sold,
     *    changes  to  our  product  and  service   offerings  as  a  result  of
          acquisitions of companies or technologies,
     *    price and other competitive conditions in the industry,
     *    changes in our level of operating expenses,
     *    changes in our sales incentive plans,
     *    the cancellation of licenses during the warranty period,
     *    non-renewal of maintenance agreements,
     * the effects of extended payment terms (particularly for international customers),
     *    economic conditions generally or in various geographic areas, and
     *    other factors discussed in this section.

MERANT's insignificant backlog and long sales cycle combined with costs that are fixed, make it difficult for us to predict future revenue and compensate for a revenue shortfall

     Historically, we have operated with little product backlog, because we generally ship our products when we receive an order. As a result, our product revenue in any quarter will depend on the volume and timing of orders received in that quarter, and our ability to fill those orders. In addition, the purchase process of our customers typically ranges from a few weeks to several months or longer from initial inquiry to order, which makes it difficult to predict the timing of sales and license fees. Because our staffing and operating expenses are based on anticipated revenue levels, and because a high percentage of our costs is fixed in the short term and does not vary with revenue, small variations between anticipated orders and actual orders, as well as non-recurring or large orders, have in the past and may in the future cause disproportionate variations in our operating results from quarter to quarter. As a result, and due to the typical size of customers' orders, our quarterly operating results and cash flow would suffer from a lost or delayed sale. Moreover, if significant sales occur earlier than expected, operating results for later quarters may suffer.

Seasonality can cause MERANT's operating results to fluctuate

     Our revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, we have historically experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. We typically recognize a high proportion of quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of our expenses do not vary with revenue.

MERANT's revenue could decline if there is a decline in the demand for or use of the COBOL language or mainframe computers

     A substantial portion of our revenue is derived from products and related services for mainframe application development in the COBOL language and for COBOL compilers running on workstations and personal computers. We expect that a substantial portion of our revenue will be derived from these products and services in the future. As a result, our future operating results depend upon continued demand for, and market acceptance and use of, the COBOL language. Any decline in that market as a result of competition, technological change or other factors could cause our revenues to decline.

If MERANT fails to address Year 2000 issues adequately, it may lose revenue or incur significant additional costs

     Our products are used in IT systems containing third-party hardware and software, some of which may not be Year 2000 compliant. Many of our customers use legacy computer systems that are expected to be particularly susceptible to Year 2000 compliance issues. Various commentators have predicted that a significant amount of litigation may arise out of Year 2000 compliance issues. Customers or former customers may bring claims or lawsuits against us seeking compensation for losses allegedly associated with Year 2000-related failures.

     Although we believe that our Year 2000 readiness efforts have been designed to appropriately identify and address those Year 2000 issues that are within our control, our efforts may not be fully effective. The novelty and complexity of the issues presented and our dependence on the preparedness of third parties are among the factors that could cause our efforts to be less than fully effective. Moreover, Year 2000 issues present many risks that are beyond our control, such as the potential effects on the economy in general and on our business partners and customers in particular. In addition, we may experience significant additional expenses for unforeseen Year 2000 issues, including those out of our reasonable control.

If our new products or product enhancements fail to achieve customer acceptance, or if we fail to manage product transitions, our business reputation and financial performance would suffer

     MERANT is in a market that is subject to rapid technological change. We must continually adapt to that change by improving our products and introducing new products, technologies and services. Our growth and financial performance will depend in part on our ability to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions on a timely and cost-effective basis. This depends in part on our ability to attract and retain qualified employees. In the past, we have experienced delays and increased expenses in developing new products. We may not be successful in marketing, on a timely basis or at all, competitive products, product enhancements and new products that respond to technological change, changes in customer requirements and emerging industry standards. Product defects can be expensive to fix and can cause MERANT to lose customers Software products as complex as those we offer may contain undetected errors or failures when first introduced or as new versions are released. Despite our testing, as well as testing and use by current and potential customers, errors might be found in new products after commencement of commercial shipments. The occurrence of errors could result in loss of or delay in market acceptance of our products.

Protection of our intellectual property is limited, which may affect MERANT's competitive position

     Our success depends upon our proprietary software technology. Despite the precautions we take to protect our proprietary rights, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which software piracy of our products exists, software piracy can be expected to be a persistent problem. In addition, effective protection of intellectual property rights may be unavailable or limited in some foreign countries. Patents have been granted on fundamental technologies in software, and patents may issue that relate to fundamental technologies incorporated into our products.

Our products may infringe the intellectual property rights of third parties, which may result in lawsuits and prevent MERANT from selling our products

     There are currently no material notices or pending claims that our products, trademarks or other proprietary rights infringe the proprietary rights of third parties. However, third parties could assert infringement claims against us in the future. If it is necessary or desirable, we may seek licenses under disputed third party intellectual property rights. However, these licenses may not be available on reasonable commercial terms, if at all. The failure to obtain a license from a third party for technology that we use could cause us to incur substantial liabilities and to suspend the production and sale of certain products. With regard to those technologies that we license from third parties, we must rely upon those third parties for information on the ownership of the licensed technologies. As a result, our exposure to infringement claims may increase. We generally obtain representations as to the ownership of licensed technology and indemnification to cover any breach of these representations. However, representations may not be accurate and indemnification may not provide adequate compensation or protection for breach of the representations.

     In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish their validity. Litigation to determine the validity of any claims could result in significant expense and divert the efforts of our technical and management personnel from operating activities, whether or not the litigation is determined in our favor. In the event of an adverse ruling in any litigation, we may be required to pay substantial damages, to discontinue the use and sale of infringing products, to expend significant resources to develop non-infringing technology or to obtain licenses to the infringed technology. Our failure to develop or license a substitute technology could prevent us from selling our products. As the number of software products in the industry increases and the functionality of these products further overlaps, we believe that software developers may become increasingly subject to infringement claims. Any claims against us, with or without merit, as well as claims we initiate against third parties, can be time consuming and expensive to defend or prosecute and to resolve.

Competition can lead to pricing pressures and loss of market share

     Rapid technological change and aggressive competition characterize the markets in which we compete. We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than our products. Some of our current and prospective competitors have greater financial, marketing or technical resources and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than we can. Other companies may develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors with technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, we may not be able to compete effectively in the future in the professional services market. If price competition increases significantly, competitive pressures could cause us to reduce the prices of our products and services, which would result in reduced profit margins and could harm our ability to provide adequate service to our customers. International sales account for a significant portion of our total revenue, which exposes MERANT to the business and economic risks of global operations

     In fiscal years 1999, 1998 and 1997, sales to customers outside of the United States represented approximately 40%, 35% and 37% of our revenue, respectively. We intend to continue to expand our operations outside of the United States and enter additional international markets, and commit significant time and resources to developing international sales and support channels. The risks inherent in conducting international business generally include:

     *    exposure to exchange rate fluctuations
     *    longer payment cycles
     * greater difficulties in accounts receivable collection and enforcing agreements
     *    tariffs and other restrictions on foreign trade
     *    U.S. export requirements
     *    economic and political instability
     *    withholding and other tax consequences
     *    restrictions on repatriation of earnings
     *    the burdens of complying with a wide variety of foreign laws
     *    general economic conditions
     *    other factors discussed in this section.

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

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to manage our business successfully or sell our products

     Several of our senior management personnel are relatively new to MERANT and our success will depend in part on the successful assimilation and performance of these individuals. Competition for qualified personnel in the software industry is intense, and we may not be able to attract and retain a sufficient number of qualified personnel to conduct our business in the future. Our success depends to a significant degree upon the continued contributions of our key management, marketing, product development, professional services and operational personnel, including key personnel of acquired companies. We do not have employment agreements with most of our key personnel to ensure their continued employment, and we do not maintain key person life insurance on any of these persons.

If MERANT were unable to manage growth effectively, our operations would be disrupted

     MERANT has recently experienced a period of rapid growth, which has placed a significant strain on our financial, management, operational and other resources. If this rapid growth is maintained, these strains will continue. Our management, personnel, systems, procedures and controls may not be adequate to support existing and future operations.

Market volatility may cause the price of our securities to decline

     The market price of MERANT's securities has experienced significant price volatility, and volatility may occur in the future. Factors that may have a significant impact on the market price of our securities include:
     *    actual or anticipated fluctuations in our operating results,
     *    changes in financial estimates by securities analysts,
     *    announcements of technological innovations,
     *    new products or new contracts by us or by our competitors,
     * developments with respect to patents, copyrights or proprietary rights,
     *    conditions and trends in the software and other technology industries,
     * adoption of new accounting standards affecting the software industry, and
     *    general market conditions.

     Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may cause the market price of our securities to be volatile.

If we engage in future business combinations, we may fail to integrate acquired businesses effectively, which could disrupt our ongoing business and generate negative publicity

     We have completed a number of business combinations in recent years, most recently the merger with INTERSOLV in September 1998, and the acquisitions of Essential Software, Inc. in August 1999, EnterpriseLink Technology Corporation in November 1999, Trillium Software Corporation in December 1999 and Northern Software Partners AS in January 2000. We may complete additional acquisitions in the future. The process of integrating an acquired company's business into our operations may result in unforeseen operating difficulties and expenditures. It may also absorb significant management attention that would otherwise be available for the ongoing development and operation of our business. Moreover, the anticipated benefits of an acquisition might not be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurring of debt and contingent liabilities, and amortization provisions related to goodwill and other intangible assets. In addition, acquisitions involve numerous risks, including:

     * difficulties in the assimilation of the operations, technologies and products of the acquired companies,

     * difficulties in managing diverse geographic sales and research and development operations,

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     *    the diversion of management attention from other business concerns,

     * risks of entering markets in which we have no or limited direct prior experience, and

     *    the potential loss of key employees of MERANT or the acquired company.

The rights of MERANT's shareholders may differ from the shareholder rights of a U.S. corporation

     The right of shareholders and, therefore, certain of the rights of holders of ADRs, are governed by English law, including the Companies Act 1985, and by MERANT's Memorandum and Articles of Association. These rights differ in many respects from the rights of shareholders in typical U.S. corporations.

U.S. judgments may not be enforceable against MERANT

     MERANT is a public limited company organized under the laws of England and Wales. Judgments of U.S. courts, including judgments against MERANT, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

Exchange rate fluctuations can cause our operating results to fluctuate

     The majority of our revenue arises in U.S. dollars, while our costs are incurred approximately equally in U.S. dollars and other currencies, predominantly G.B. pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on our operating results, notably when expressed in G.B. pounds. During the current fiscal quarter, fluctuations between the U.S. dollar and the G.B. pound were not significant, and net exchange rate gains or losses on operational transactions were not material.

Forward-Looking Statements

     This quarterly report contains forward-looking statements that are based on the beliefs of MERANT's management, as well as assumptions made by and information currently available to it. Forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995, which provides that MERANT can be exempt from liability for making forward-looking statements if cautionary language is included with the statements. When used in this report, words such as anticipate, believe, estimate, expect, intend and similar expressions, are intended to identify forward-looking statements. Some statements of historical fact are also forward looking to the extent they underlie statements regarding future events, plans, objectives or expectations. In addition, statements concerning future matters and other statements that are not historical are forward-looking statements. These include:

     *    the features, benefits and advantages of our products and services
     *    the development of new products, enhancements or technologies
     *    business and sales strategies
     *    developments in our target markets
     *    matters  relating  to  distribution   channels,   proprietary  rights,
          acquisitions, facilities needs, competition, litigation and our Year 2000 readiness
     *    future gross margins and operating expense levels
     *    capital needs

     These statements reflect the current views of MERANT or its management with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements in fiscal 2000 and beyond could differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to material differences include, but are not limited to, those discussed above in this Part I, Item 2 under the heading "Factors That May Influence Future Operating Results", as well as those discussed elsewhere in

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this quarterly  report.  You should not regard the inclusion of  forward-looking information as a representation by us or any other person that the future events, plans, objectives or expectations contemplated by us will be achieved. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this quarterly report that may reflect events or circumstances occurring after the date of this quarterly report.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     MERANT is exposed to financial market risks, including interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative purposes.

     The primary objective of our investment policy is to preserve principal while maximizing yield without significantly increasing risk. At January 31, 2000, the fair value of our financial instruments with exposure to interest rate risk was $18.0 million. A hypothetical 50 basis point increase in interest rates would result in an approximate $90,000 decrease in the fair value of our securities. This sensitivity analysis is performed on our financial positions at January 31, 2000 and actual results may differ materially from this analysis.

     MERANT is exposed to the effects of foreign currency exchange rate fluctuations, particularly, but not exclusively, between the U.S. dollar and G.B. pound. We have established a hedging program utilizing foreign currency forward contracts to hedge the value of assets and liabilities recorded in foreign currencies against fluctuations in exchange rates. The foreign exchange forward contracts used are non-leveraged, over-the-counter instruments that involve little complexity, and which substantially have maturities of sixty days or less. No foreign exchange forward contracts were outstanding at January 31, 2000.

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PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

     In December 1998 and January 1999, seven class action securities complaints were filed in the U.S. District Court for the Southern District of New York against MERANT and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated complaint, which was filed on June 9, 1999. The lead plaintiffs seek to have the matter certified as a class action of purchasers of the ADSs of MERANT during the period from June 17, 1998 to November 12, 1998, including the former shareholders of INTERSOLV who acquired ADSs in connection with the merger involving the two companies. The consolidated complaint alleges various violations of the federal securities laws and seeks unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning MERANT's business condition and prospects.

     In June 1999, MERANT filed a motion to transfer the matter to the Northern District of California, and the Court granted MERANT's motion in November 1999. The action was transferred in December 1999 to the Northern District of California. MERANT intends to move to dismiss the action at the appropriate time and to defend all of its litigation vigorously. However, due to the inherent uncertainties of litigation, MERANT cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of litigation could have an adverse impact on MERANT's business, financial condition and results of operations.

Item 2 - Changes In Securities and Use of Proceeds

         None.

Item 3 - Defaults Upon Senior Securities

         None.

Item 4 - Submission of Matters to a Vote of Security Holders

         None.

Item 5 - Other Information

         Effective December 8, 1999, Don C. Watters was appointed as a director of MERANT plc.

Item 6 - Exhibits

         No exhibits are submitted with this quarterly report.

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

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)

Date: March 10, 2000               By:  /s/ Kenneth A. Sexton
                                        --------------------------------------
                                        Kenneth A. Sexton
                                        Senior Vice President and
                                        Chief Financial Officer




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